Exhibit (a)(19)

News Release	TRW Inc. 1900 Richmond Road Cleveland, OH 44124

For Immediate Release	Contact Judy Wilkinson or Barrett Godsey Joele Frank, Wilkinson Brimmer Katcher 212-355-4449

Jay McCaffrey, TRW Media 216-291-7179

Ron Vargo, TRW Investors 216-291-7506

TRW SPECIAL SHAREHOLDER MEETING POSTPONED TO MAY 3, 2002

Cleveland, April 18, 2002 – TRW Inc. (NYSE: TRW) announced today that pursuant to an order issued by the United States District Court for the Northern District of Ohio, the Special Meeting of Shareholders originally scheduled to be held on April 22, 2002, has been postponed to May 3, 2002. The Court stayed execution of its Order for two days, during which time Northrop may seek an appeal. When there are further updates on when and where the Special Meeting is to be held, TRW will issue another press release and post the information on its website (www.trw.com). The purpose of the Special Meeting, a requirement under Ohio’s Control Share Acquisition Statute, is to vote on Northrop Grumman Corporation’s (NYSE: NOC) control share acquisition proposal.

“We are gratified that the Court recognizes that this brief postponement is necessary to allow sufficient time for our shareholders to receive and review the material information regarding Northrop’s revised, highly conditional offer and our Board’s recommendation. Despite Northrop’s attempt to disenfranchise TRW shareholders, we believe that the law requires that shareholders be dealt with fairly and not be manipulated by last-minute tactics that leave shareholders ill-prepared to vote,” said Philip A. Odeen, TRW chairman.

TRW shareholders of record as of the close of business on March 28, 2002 will be entitled to vote at the Special Meeting.

TRW continues to urge shareholders to reject Northrop’s financially inadequate offer and to vote against Northrop’s proposals at the upcoming shareholder meetings. TRW recommends that shareholders discard any proxy card received from Northrop Grumman and not return any blue proxy card furnished by Northrop. For more information about how to vote, shareholders can call the Company’s proxy solicitor, Georgeson Shareholder Communications Inc. toll-free at (866) 649-8030.

TRW provides advanced-technology products and services for the aerospace, systems, and automotive markets.

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